UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MEDIGUS LTD

(Name of Issuer)

AMERICAN DEPOSITARY SHARES (ADSs)

(Title of Class of Securities)

58471G300

(CUSIP Number)

L.I.A Pure Capital Ltd, c/o Kfir Silberman

20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916

Tel. +972-3-7175777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58471G300	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L.I.A. Pure Capital Ltd, c/o Kfir Silberman [No IRS Identification No.]
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 217,696
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 217,696
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,696
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 58471G300	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to American Depositary Shares (“ADSs”) of Medigus Ltd, an entity organized under the laws of Israel (the “Issuer”). The principal executive office of the Issuer is located at: Omer Industrial Park, Building 7A P.O. Box 3030 Omer 8496500 Israel.

Item 2.  Identity and Background.

This statement is filed by L.I.A. Pure Capital Ltd (“L.I.A. Pure”), organized under the laws of the State of Israel, with offices located at 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916, c/o Kfir Silberman, a citizen and resident of Israel. The principal business of L.I.A. Pure and Kfir Silberman, its principal and control person, is investing in companies on his own behalf.

Neither the Reporting Person, L.I.A. Pure or its principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Person, L.I.A. Pure or its principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The 217,696 Shares reported herein as beneficially owned by the Reporting Person were acquired at an aggregate purchase price of approximately $715,000, utilizing the personal funds of the Reporting Person.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares because it believes the Shares are undervalued and represent an attractive investment opportunity. In addition, the Reporting Person intends to seek a position of the Issuer’s board of directors and may seek to gain a control interest in the Issuer. The Reporting Person intends to have discussions with the Issuer’s board of directors and management regarding topics including: (1) addressing the Issuer’s chronic underperformance for shareholders, (2) changing the Issuer’s board and senior management composition and addressing governance, (3) optimizing the Issuer’s assets, operations and capital allocation strategies, (4) pursuing opportunities to improve performance by addressing core operating deficiencies, and (5) initiating a review of strategic alternatives particularly in light of the Issuer’s apparent unwillingness to engage in discussions with third parties regarding such alternatives. The Reporting Person expects to have discussions with the Issuer’s management and board of directors, shareholders and other interested parties relating to such matters and is also prepared, if necessary, to nominate individuals for election to the Issuer’s board of directors and to participate in the solicitation of proxies in support of such individuals. To date, the Reporting Person has not engaged in any such discussions nor has the Reporting Person entered into negotiations and/or agreements with any third-party investors in the Issuer or others for such purposes.

Item 5.  Interest in Securities of the Issuer.

In addition to the 217,696 ADSs owned by the Reporting Person, the Reporting Person owns 25,000 Series C Warrants.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to Be Filed as Exhibits.

See Exhibit A attached hereto

CUSIP No. 58471G300	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.I.A. PURE CAPITAL LTD

/s/ Kfir Silberman
Kfir Silberman

CEO
Insert Title

August 9, 2018
Insert Date

Page 5 of 5 Pages

EXHIBIT A

Transactions in the ADSs of the Issuer During the Last 60 Days

The following table sets forth all transactions in the American Depository Shares (ADSs) effected in the past sixty days by the Reporting Person. Except as otherwise noted, all such transactions were affected in the open market through brokers and the price per ADS is net of commissions.

Shares

Trade Date	ADSs Purchased	Price Per ADS (4)
July 20, 2018	27,113	$3.30
July 24, 2018	66,093	$3.31
July 25, 2018	112,940	$3.31
July 26, 2018	11,550	$3.35

Total	217,696	$3.31

Warrants C

Trade Date	ADSs Purchased	Price Per ADS (4)
July 25, 2018	25,000	$0.64